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April 22, 2025

Via EDGAR

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Scott Stringer
Mr. Doug Jones
Ms. Rucha Pandit
Ms. Lilyanna Peyser

Re:	Julong Holding Limited
Registration Statement on Form F-1
Filed March 28, 2025
File No. 333-286214

Dear Mr. Stringer, Mr. Jones, Ms. Pandit and Ms. Peyser:

On behalf of our client, Julong Holding Limited, a exempted company incorporated in the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 16, 2025 on the Company’s registration statement on Form F-1 confidentially filed on March 28, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) with exhibits via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statements to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1 filed March 28, 2025

Report of Independent Registered Accounting Firm, page F-2

1.	The report states financial statements as of and for the years ended September 30, 2024 and 2023 were audited. However, it refers only to “year” then ended regarding the financial statements rather than “years” and the opinion sentence does not refer to as of and for the year ended September 30, 2023. Please have your auditor revise its report as appropriate. Refer to PCAOB AS 3101, paragraph 08. If financial statements for either year were not audited and the opinion does not cover fiscal year 2023, please advise.

In response to the Staff’s comment, the Company has revised the disclosure on the pages F-2 and F-3 of the Revised Registration Statement accordingly.

Notes to Combined and Consolidated Financial Statements

3. Recent accounting pronouncements, page F-14

2.

We note you removed disclosure regarding recently issued accounting pronouncements not yet adopted, including ASU 2023-07, Improvements to Reportable Segment Disclosures and ASU 2023-09, Improvements to Income Tax Disclosures. Please explain why the disclosures were removed or revise to include the disclosures required by ASC 250-10-S99-5 (SAB Topic 11:M). If you adopted ASU 2023-07 for the year ending September 30, 2024 as you previously disclosed you expected to do, tell us how your disclosure complies with this standard.

In response to the Staff’s comment, the Company has revised the disclosure on the Foot Notes 1, 3 and 19 on pages F-9, F-14, F-15, F-22 and F-23 of the Revised Registration Statement accordingly, to include ASU 2023-07, Improvements to Reportable Segment Disclosures.

Condensed Financial Statements of Julong Holding Limited, page F-24

3.	Please clarify if these financial statements are those of the parent company. Also, it is not clear if these financial statements are included in the notes to the audited combined and consolidated financial statements or provided as a schedule to the filing in association with the information regarding Schedule I that follows these statements. In either case, these financial statements are to be audited the same as the audited combined and consolidated financial statements (including related notes) referred to in the independent auditor’s report. If these financial statements are included as an audited schedule to the filing, the independent auditor’s report needs to refer to this schedule. Refer to Item 8.A of Form 20-F, Rule 5-04(c) of Regulation S-X and PCAOB AS 3101. Please revise as appropriate.

With the respect to these financial statements, which are those of the parent company. In response to the Staff’s comment, the Company has revised Foot Note 1 on page F-9 of the Revised Registration Statement and changed supplement schedule I to Foot Notes 22 on page F-24 of the Revised Registration Statement to include the financial statements of the parent company.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Jiaqi Hu, Chairman and Chief Executive Officer, Julong Holding Limited Richard Aftanas, Esq., Partner, Hogan Lovells US LLP